SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Smithfield Foods, Inc.

(Name of Issuer)

Common Stock, $0.50 par value

(Title of Class of Securities)

832248 10 8

(CUSIP Number)

Reef C. Ivey, II
Ward and Smith, P.A.
P.O. Box 2091
Raleigh, NC 27602-2091
(919) 836-4261

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 7, 2001

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.       [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)
(Page 1 of 16 pages)

SCHEDULE 13D

CUSIP No. 832248 10 8	Page 2 of 16 Pages

1	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Wendell H. Murphy

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) (b)	[ ] [x]

3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		5,421,277
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
EACH		29,703
REPORTING
PERSON	9	SOLE DISPOSITIVE POWER
WITH
		5,421,277

	10	SHARED DISPOSITIVE POWER

		29,703

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,450,980

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.9%

14	TYPE OF REPORTING PERSON*

IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No. 832248 10 8	Page 3 of 16 Pages

1	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Harry D. Murphy

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) (b)	[ ] [x]

3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		2,946,771
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
EACH		6,826
REPORTING
PERSON	9	SOLE DISPOSITIVE POWER
WITH
		2,946,771

	10	SHARED DISPOSITIVE POWER

		6,826

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,953,597

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.7%

14	TYPE OF REPORTING PERSON*

IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No. 832248 10 8	Page 4 of 16 Pages

1	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Joyce Murphy Norman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) (b)	[ ] [x]

3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		2,034,873
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
EACH		10,757
REPORTING
PERSON	9	SOLE DISPOSITIVE POWER
WITH
		2,034,873

	10	SHARED DISPOSITIVE POWER

		10,757

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,045,630

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.9%

14	TYPE OF REPORTING PERSON*

IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No. 832248 10 8	Page 5 of 16 Pages

1	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Wendell H. Murphy, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) (b)	[ ] [x]

3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		3,548,964
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
EACH		20,522
REPORTING
PERSON	9	SOLE DISPOSITIVE POWER
WITH
		3,548,964

	10	SHARED DISPOSITIVE POWER

		20,522

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,569,486

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.2%

14	TYPE OF REPORTING PERSON*

IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No. 832248 10 8	Page 6 of 16 Pages

1	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Wendy Murphy Crumpler

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) (b)	[ ] [x]

3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		1,043,186
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
EACH		6,042
REPORTING
PERSON	9	SOLE DISPOSITIVE POWER
WITH
		1,043,186

	10	SHARED DISPOSITIVE POWER

		6,042

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,049,228

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1%

14	TYPE OF REPORTING PERSON*

IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No. 832248 10 8	Page 7 of 16 Pages

1	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Stratton K. Murphy

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) (b)	[ ] [x]

3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		1,179,153
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
EACH		3,620
REPORTING
PERSON	9	SOLE DISPOSITIVE POWER
WITH
		1,179,153

	10	SHARED DISPOSITIVE POWER

		3,620

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,182,773

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.1%

14	TYPE OF REPORTING PERSON*

IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No. 832248 10 8	Page 8 of 16 Pages

1	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Marc D. Murphy

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) (b)	[ ] [x]

3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		1,179,153
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
EACH		3,620
REPORTING
PERSON	9	SOLE DISPOSITIVE POWER
WITH
		1,179,153

	10	SHARED DISPOSITIVE POWER

		3,620

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,182,773

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.1%

14	TYPE OF REPORTING PERSON*

IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No. 832248 10 8	Page 9 of 16 Pages

1	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Angela Norman Brown

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) (b)	[ ] [x]

3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		625,959
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
EACH		3,310
REPORTING
PERSON	9	SOLE DISPOSITIVE POWER
WITH
		625,959

	10	SHARED DISPOSITIVE POWER

		3,310

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

629,269

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.6%

14	TYPE OF REPORTING PERSON*

IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 832248 10 8	Page 10 of 16 Pages

Item 1      Security and Issuer

                  This Amendment No. 1 to Schedule 13D relating to the common stock (the “Smithfield Common Stock”) of Smithfield Foods, Inc., a Virginia corporation (“Smithfield”), is being filed on behalf of Wendell H. Murphy, Harry D. Murphy, Joyce Murphy Norman, Wendell H. Murphy, Jr., Wendy Murphy Crumpler, Stratton K. Murphy, Marc D. Murphy and Angela Norman Brown (each, a “Reporting Person” and together, the “Reporting Persons”), to amend the Schedule 13D which was originally filed with the Securities and Exchange Commission on August 31, 2001 (the “Schedule 13D”). Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the meanings set forth in the Schedule 13D.

Item 3      Source and Amount of Funds or Other Consideration

                  Item 3 is hereby amended by adding the following information:

                  On September 17, 2001, the Smithfield Common Stock split 2-for-1 (the “Stock Split”), resulting in the following acquisitions, for no consideration, of shares of Smithfield Common Stock by the Reporting Persons:

Reporting Person	Number of Additional Shares Acquired

Wendell H. Murphy	2,928,441

Harry D. Murphy	1,623,237

Joyce Murphy Norman	1,003,054

Wendell H. Murphy, Jr.	1,911,821

Wendy Murphy Crumpler	561,556

Stratton K. Murphy	665,383

Marc D. Murphy	665,383

Angela Norman Brown	308,631

Total	9,667,506

                  As a result of the Stock Split, MurFam Enterprises, LLC, a North Carolina limited liability company in which each Reporting Person is a member (“MurFam”), acquired an additional 123,000 shares of Smithfield Common Stock.

Item 5      Interest in Smithfield Common Stock

                  Item 5 is hereby amended by adding the following information:

                  On September 21, 2001, Wendell H. Murphy transferred 648,333 shares of Smithfield Common Stock to WMNCS, Inc. (“WMNCS”), a corporation wholly-owned by Wendell H. Murphy. On September 21, 2001, Wendell H. Murphy, Jr. transferred 423,307 shares of Smithfield Common Stock to WMWC, Inc. (“WMWC”), a corporation wholly-owned by Wendell H. Murphy, Jr. On September 21, 2001, Wendy Murphy Crumpler transferred 124,337 shares of Smithfield Common Stock to WCKC, Inc. (“WCKC”), a corporation wholly-owned by Wendy Murphy Crumpler.

CUSIP No. 832248 10 8	Page 11 of 16 Pages

     Between September 25, 2001 and November 7, 2001, each Reporting Person (or an entity wholly-owned by a Reporting Person) and MurFam sold shares of Smithfield Common Stock in transactions on the New York Stock Exchange (the “Open Market Sales”). The Open Market Sales of WMNCS are summarized as follows:

WMNCS Open Market Sales

Date of sale	Number of shares sold	Price per share	Gross Proceeds

09/28/2001	44,866	$21.0872	$946,098.3152

10/01/2001	16,656	21.05	350,608.80

10/02/2001	12,345	21.05	259,862.25

10/03/2001	15,014	21.05	316,044.70

10/09/2001	34,097	21.05	717,741.85

10/10/2001	33,760	21.0527	710,739.1520

10/31/2001	37,472	21.05	788,785.60

11/01/2001	35,582	21.05	749,001.10

11/02/2001	44,395	21.05	934,514.75

11/05/2001	181,946	21.4883	3,909,710.2318

11/06/2001	59,280	21.5571	1,277,904.8880

11/07/2001	78,322	21.5549	1,688,222.8778

Total	593,735	- -	$12,649,234.51

                  The Open Market Sales of WMWC are summarized as follows:

WMWC Open Market Sales

Date of sale	Number of shares sold	Price per share	Gross Proceeds

09/28/2001	29,294	$21.0872	$617,728.4368

10/01/2001	10,875	21.05	228,918.75

10/02/2001	8,061	21.05	169,684.05

10/03/2001	9,803	21.05	206,353.15

10/09/2001	22,262	21.05	468,615.10

10/10/2001	22,042	21.0527	464,043.6134

10/31/2001	24,466	21.05	515,009.30

11/01/2001	23,232	21.05	489,033.60

11/02/2001	28,985	21.05	610,134.25

11/05/2001	118,796	21.4883	2,552,724.0868

11/06/2001	38,706	21.5571	834,389.1126

11/07/2001	51,138	21.5549	1,102,274.4762

Total	387,660	- -	$8,258,907.92

CUSIP No. 832248 10 8	Page 12 of 16 Pages

                  The Open Market Sales of WCKC are summarized as follows:

WCKC Open Market Sales

Date of sale	Number of shares sold	Price per share	Gross Proceeds

09/28/2001	8,605	$21.0872	$181,455.3560

10/01/2001	3,194	21.05	67,233.70

10/02/2001	2,368	21.05	49,846.40

10/03/2001	2,879	21.05	60,602.95

10/09/2001	6,539	21.05	137,645.95

10/10/2001	6,474	21.0527	136,295.1798

10/31/2001	7,187	21.05	151,286.35

11/01/2001	6,824	21.05	143,645.20

11/02/2001	8,514	21.05	179,219.70

11/05/2001	34,894	21.4883	749,812.7402

11/06/2001	11,369	21.5571	245,082.6699

11/07/2001	15,021	21.5549	323,776.1529

Total	113,868	- -	$2,425,902.35

                  The Open Market Sales of Harry D. Murphy are summarized as follows:

Harry D. Murphy Open Market Sales

Date of sale	Number of shares sold	Price per share	Gross Proceeds

09/28/2001	24,881	$21.0872	$524,670.6232

10/01/2001	9,237	21.05	194,438.85

10/02/2001	6,846	21.05	144,108.30

10/03/2001	8,326	21.05	175,262.30

10/09/2001	18,908	21.05	398,013.40

10/10/2001	18,722	21.0527	394,148.6494

10/31/2001	20,781	21.05	437,440.05

11/01/2001	19,732	21.05	415,358.60

11/02/2001	24,618	21.05	518,208.90

11/05/2001	100,898	21.4883	2,168,126.4934

11/06/2001	32,875	21.5571	708,689.6625

11/07/2001	43,433	21.5549	936,193.9717

Total	329,257	- -	$7,014,659.80

CUSIP No. 832248 10 8	Page 13 of 16 Pages

                  The Open Market Sales of Stratton K. Murphy are summarized as follows:

Stratton K. Murphy Open Market Sales

Date of sale	Number of shares sold	Price per share	Gross Proceeds

09/28/2001	12,628	$21.0872	$266,289.1616

10/01/2001	4,688	21.05	98,682.40

10/02/2001	3,475	21.05	73,148.75

10/03/2001	4,226	21.05	88,957.30

10/09/2001	9,597	21.05	202,016.85

10/10/2001	9,501	21.0527	200,021.7027

10/31/2001	10,547	21.05	222,014.35

11/01/2001	10,015	21.05	210,815.75

11/02/2001	12,494	21.05	262,998.70

11/05/2001	51,208	21.4883	1,100,372.8664

11/06/2001	16,685	21.5571	359,680.2135

11/07/2001	22,043	21.5549	475,134.6607

Total	167,107	- -	$3,560,132.70

                  The Open Market Sales of Marc D. Murphy are summarized as follows:

Marc D. Murphy Open Market Sales

Date of sale	Number of shares sold	Price per share	Gross Proceeds

09/28/2001	12,628	$21.0872	$266,289.1616

10/01/2001	4,688	21.05	98,682.40

10/02/2001	3,475	21.05	73,148.75

10/03/2001	4,226	21.05	88,957.30

10/09/2001	9,597	21.05	202,016.85

10/10/2001	9,501	21.0527	200,021.7027

10/31/2001	10,547	21.05	222,014.35

11/01/2001	10,015	21.05	210,815.75

11/02/2001	12,494	21.05	262,998.70

11/05/2001	51,208	21.4883	1,100,372.8664

11/06/2001	16,685	21.5571	359,680.2135

11/07/2001	22,043	21.5549	475,134.6607

Total	167,107	- -	$3,560,132.70

                  The Open Market Sales of Joyce Murphy Norman are summarized as follows:

Joyce Murphy Norman Open Market Sales

Date of sale	Number of shares sold	Price per share	Gross Proceeds

09/28/2001	15,369	$21.0872	$324,089.1768

10/01/2001	5,706	21.05	120,111.30

10/02/2001	4,229	21.05	89,020.45

10/03/2001	5,143	21.05	108,260.15

Total	30,447	- -	$641,481.08

CUSIP No. 832248 10 8	Page 14 of 16 Pages

                  The Open Market Sales of Angela Norman Brown are summarized as follows:

Angela Norman Brown Open Market Sales

Date of sale	Number of shares sold	Price per share	Gross Proceeds

09/28/2001	4,729	$21.0872	$99,721.3688

10/01/2001	1,756	21.05	36,963.80

10/02/2001	1,301	21.05	27,386.05

10/03/2001	1,583	21.05	33,322.15

Total	9,369	- -	$197,393.37

                  The Open Market Sales of MurFam are summarized as follows:

Angela Norman Brown Open Market Sales

Date of sale	Number of shares sold	Price per share	Gross Proceeds

09/25/2001	15,200	$21.3216	$324,088.32

09/26/2001	2,500	21.25	53,125.00

09/27/2001	46,900	21.0716	988,258.04

09/28/2001	97,000	21.0872	2,045,458.40

Total	161,600	- -	$3,410,929.76

                  As a result of the Open Market Sales, the Reporting Persons are currently the beneficial owners of an aggregate of 18,063,736 shares of Smithfield Common Stock (such number includes 84,400 shares of Smithfield Common Stock owned directly by MurFam) The shares beneficially owned by the Reporting Persons represent approximately 16.4% (assuming the receipt by the Reporting Persons of the Escrowed Acquisition Shares and the Additional Acquisition Shares referred to in the Schedule 13D) of the 110,142,309 shares (giving effect to the Stock Split and a recent issuance of shares of Smithfield Common Stock) of Smithfield Common Stock outstanding. The total number of shares of Smithfield Common Stock deemed to be beneficially owned by each Reporting Person is as follows:

Reporting Person	Total Number of Shares
Beneficially Owned

Wendell H. Murphy	5,450,980

Harry D. Murphy	2,953,597

Joyce Murphy Norman	2,045,630

Wendell H. Murphy, Jr.	3,569,486

Wendy Murphy Crumpler	1,049,228

Stratton K. Murphy	1,182,773

Marc D. Murphy	1,182,773

Angela Norman Brown	629,269

Total	18,063,736

CUSIP No. 832248 10 8	Page 15 of 16 Pages

                  Each Reporting Person has sole voting and dispositive power over those shares of Smithfield Common Stock individually beneficially owned by such Reporting Person, and each Reporting Person has shared voting and dispositive power over those shares of Smithfield Common Stock beneficially owned by such Reporting Person by virtue of such Reporting Person’s ownership interest in MurFam, as follows:

Reporting Person	Sole Voting and	Shared Voting and
	Dispositive Power	Dispositive Power

Wendell H. Murphy	5,421,277	29,703

Harry D. Murphy	2,946,771	6,826

Joyce Murphy Norman	2,034,873	10,757

Wendell H. Murphy, Jr.	3,548,964	20,522

Wendy Murphy Crumpler	1,043,186	6,042

Stratton K. Murphy	1,179,153	3,620

Marc D. Murphy	1,179,153	3,620

Angela Norman Brown	625,959	3,310

TOTAL	17,979,336	84,400

CUSIP No. 832248 10 8	Page 16 of 16 Pages

SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 14, 2001

/s/ Reef C. Ivey, II POA Name: Wendell H. Murphy

/s/ Reef C. Ivey, II POA Name: Harry D. Murphy

/s/ Reef C. Ivey, II POA Name: Joyce Murphy Norman

/s/ Reef C. Ivey, II POA Name: Wendell H. Murphy, Jr.

/s/ Reef C. Ivey, II POA Name: Wendy Murphy Crumpler

/s/ Reef C. Ivey, II POA Name: Stratton K. Murphy

/s/ Reef C. Ivey, II POA Name: Marc D. Murphy

/s/ Reef C. Ivey, II POA Name: Angela Norman Brown